Exhibit 99.1

Maris-Tech Ltd. Announces Preliminary Gross Revenues for the First Half of 2024 of Approximately $3,000,000-$3,400,000

Driven by robust demand for the Company’s defense and AI-powered solutions, gross revenues for the six-month period ended June 30, 2024, increased by approximately 630%-720% compared to the same six-month period in 2023.

The Company expects to publish its financial statements for the six-month period ended June 30, 2024 on August 28, 2024.

Rehovot, Israel, Aug. 12, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (AI) based Edge Computing technology, today announced its preliminary gross revenues for the six-month period ended June 30, 2024. The Company expects that its revenues for the six-month period ended June 30, 2024 will be approximately $3,00,000-$3,400,000, which if achieved would reflect an increase of approximately 630%-720%% over the Company’s gross revenues for the six-month period in 2023.

The increase in revenues for the first half of 2024 reflects the successful implementation of Maris-Tech’s strategic initiatives and continues the strong growth trend seen in 2023 and 2022. The Company is advancing its strategy by expanding its products offerings of video and AI based Edge Computing solutions, including those for unmanned vehicles, situational awareness, and armored vehicles in the defense sector. This focused approach is driving Maris-Tech’s impressive performance and positioning the Company as a key player in the industry.

“We are very pleased with the anticipated results for the first half of 2024 and the fact that we are continuing the growth momentum from 2023 and 2022, while taking advantage of opportunities in the defense market”, said Israel Bar, Chief Executive Officer of Maris-Tech.

This unaudited preliminary and partial financial information regarding gross revenues for the six-month period ended June 30, 2024, is based upon the Company’s estimates and is subject to completion of the Company’s accounting review of the six-month period ended June 30, 2024 financial results. Moreover, this financial information has been prepared solely on the basis of currently available information and is the responsibility of management of the Company. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary information or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary and partial financial information is not a comprehensive statement of the Company’s revenues for the period ended June 30, 2024.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as ““believe”,” “expect”,” “may”, “should,” “could,” “seek, ” “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our preliminary financial results for the six-month period ended June 30, 2024, the expansion of the Company’s product offerings of video and AI based Edge Computing solutions, and the demand for the Company’s defense and AI-powered solutions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com